Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

August 22, 2018

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Core Lithium Corp.
Registration Statement on Form 10-12G
Filed July 6, 2018
File No. 000-55959

Dear Mr. Reynolds:

On behalf of Core Lithium Corp., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 2, 2018, relating to the Company’s Registration Statement on Form 10 filed on July 6, 2018. The responses below have been numbered to correspond with the comments in your August 2, 2018 letter. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) with this letter.

Properties, page 23

1.        Please disclose whether a member of your management team has visited your mineral property.

Company Response 1:

The Company respectfully informs the Staff that no visit has been made by our management to the property to date. The Company’s management has tentative plans for a visit to the property in the near future. Amendment No. 1 has been revised to include a disclosure to this effect.

2.        Please disclose the mineral claim expiration dates, fees, and the name of the party responsible for such fees. In this regard we reference paragraph (b)(2) of Industry Guide 7.

Company Response 2:

The Company respectfully informs the Staff that the mineral claims were renewed on June 20, 2018, and that the Company paid the balance of $3,842 in renewal fees to the Quebec Ministry of Mining. The Quebec Mining Act allows an entity or individual to hold a mineral claim for a period of up to two years before renewal is required. The claim renewal fee is $148.48 per claim having an area larger than 50 hectares. The mineral claims now have an expiration date of June 21, 2020. Amendment No. 1 has been revised to include an updated disclosure regarding the current expiration dates and renewal fees for the Company’s mineral claims.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

3.        Please describe any infrastructure on your property pursuant to paragraph (4) of Industry Guide 7.

Company Response 3:

The Company respectfully informs the Staff that there is no known infrastructure or equipment on the property at this time, and that Amendment No. 1 has been revised to include a disclosure to this effect.

4.       Please summarize the permits required to carry out your exploration plans and the anticipated timing to obtain such permits.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include additional disclosures regarding applicable permit requirements in connection with the Company’s proposed exploration program.

Security Ownership of Certain Beneficial Owners and Management, page 28

5.       We note your disclosure on page 34 that 6,000,000 shares of your common stock were issued during the period ended March 31, 2018. Please update your beneficial ownership table or advise. Refer to Item 403 of Regulation S-K.

Company Response 5:

The Company respectfully informs the Staff that the 6,000,000 shares of common stock were issued upon conversion of $6,000 of the outstanding debt under the Convertible Note issued by the Company on August 18, 2017 to an accredited investor. Such shares were issued to two holders in equal amounts of 3,000,000 shares each, with each representing approximately 4.45% beneficial ownership in the Company upon issuance. The Convertible Note itself contains a blocker provision which states that the holder shall not be allowed to convert all or any portion of the Convertible Note to the extent that after giving effect to such conversion, the holder would beneficially own in excess of 4.99% of the Company’s outstanding common stock. Accordingly, the Company respectfully informs the Staff that the issuance of 6,000,000 shares of common stock during the period ended March 31, 2018 did not result in any person becoming the beneficial owner of more than five percent (5%) of the Company’s outstanding common stock.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

Significant Employees, page 29

6.       You disclose that, except for your President, you have no full-time or part-time employees. However, on your website and Fact Sheet it appears you have other employees, including a Vice President of Mining Exploration and a Vice President of Finance. Please reconcile your disclosure with your website.

Company Response 6:

The Company respectfully informs the Staff that the two individuals identified on the Company’s website as Vice President of Mining Exploration and Vice President of Finance are consultants of the Company, not employees. Amendment No. 1 has been revised to clarify the roles and status of these individuals as consultants of the Company.

Executive Compensation, page 30

7.       We note your statement that the “summary compensation table indicates the cash and non-cash compensation earned from the Company during the fiscal year ended December 31, 2017 and December 31, 2016 . . . .” We also note your statement in footnote 1 to the Summary Compensation Table that “[d]uring our fiscal year ended December 31, 2017, we paid $0 in consulting fees due to Mr. Vallos under his employment consulting agreement.” Finally, we note that you indicate in the Certain Relationships and Related Transactions section that the company owes Mr. Vallos $27,000 in consulting fees as of March 31, 2018. Item 402(m) of Regulation S-K requires the disclosure of all compensation awarded to, earned by, or paid to the named executive officer. Please revise your disclosure in the first paragraph in this section and the disclosure in the Summary Compensation Table as appropriate.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include updated disclosures in the “Executive Compensation” section regarding the compensation earned by Mr. Vallos in accordance with Item 402(m) of Regulation S-K.

8.       Revise your Summary Compensation Table to include a Total column at the end of the table.

Company Response 8:

The Company respectfully informs the Staff that the Summary Compensation Table has been revised in Amendment No. 1 to include a “Total” column at the end of the table.

Employment Agreements, page 30

9.       Please revise to clarify the terms in the initial consulting agreement with Mr. Vallos entered into on May 2, 2017 and the terms in the amended consulting agreement entered into on December 15, 2017. Specifically, indicate when the company agreed to pay Mr. Vallos a monthly consulting fee of $3,000 a month.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to clarify the terms in the initial consulting agreement with Mr. Vallos and the terms in the amended consulting agreement with Mr. Vallos. The Company further informs the Staff that the Company agreed to pay Mr. Vallos the monthly consulting fee of $3,000 beginning July 1, 2017.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

Certain Relationships and Related Transactions, and Director Independence, page 32

10.       Please identify any promoters for the past five fiscal years. Refer to Item 404(c) of Regulation S-K.

Company Response 10:

The Company respectfully informs the Staff that the Company’s current management is not aware of any transactions or arrangements with promoters during the past five fiscal years. Amendment No. 1 has been revised to include a disclosure to this effect.

Recent Sales of Unregistered Securities, page 34

11.       Please revise to briefly state the facts relied upon to make the exemption(s) available. Please see Item 701(d) of Regulation S-K.

Company Response 11:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include additional disclosure regarding the facts relied upon to make the stated exemptions available for the Company’s recent sales of unregistered securities.

Financial Statements

Consolidated Balance Sheets, page F-4

12.       Please expand your disclosure to include the number of authorized, issued and outstanding shares for each class of stock for each balance sheet date.

Company Response 12:

The Company respectfully informs the Staff that the Consolidated Balance Sheets have been updated in Amendment No. 1 to include an expanded disclosure of the number of authorized, issued and outstanding shares for each class of stock for each balance sheet date.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

Statement of Operations, page F-5

13.       Please expand your footnote disclosure to address how you calculated your weighted average shares outstanding for each period – both basic and diluted – and tell us whether the impact of your reverse stock split has been reflected retroactively in all periods presented. Refer to FASB ASC 260-10-50 and SAB Topic 4C.

Company Response 13:

The Company respectfully informs the Staff that the footnotes to the financial statements have been revised in Amendment No. 1 to include the following disclosure regarding how the Company calculated the weighted average shares outstanding for each period and the retroactive reflection of the impact of the reverse stock split. All share and per share amounts in the financial statements and footnotes thereto have been retroactively adjusted for all periods presented to give effect to the 1-for-110 reverse stock split of the Company’s issued and outstanding common stock effected on September 15, 2017.

Description	Date	Shares	Number of days in Calculation	Weighted AVG of Shares
Balance, as of December 31, 2016 (post-split)	12/31/2016	694,661	365	694,661
Shares issued for services	12/15/2017	60,000,000	16	2,630,137
Shares issued for Property	12/17/2017	700,000	14	26,849
Balance, as at December 31, 2017	12/31/2017	61,394,661		3,351,647
Balance, as at Jan 1, 2018	1/1/2018	61,394,661	180	30,276,819
Shares issued for debt conversion	1/24/2018	6,000,000	157	2,580,822
Shares issued for services	4/13/2018	400,000	78	85,479
Balance, as at June 30, 2018	6/30/2018	67,794,661		32,943,120

Basic Weighted Avg of Shares at Dec 31, 2016				694,661
Basic Weighted Avg of Shares at June 2017				694,661
Basic Weighted Avg of Shares at Dec 31, 2017				3,351,647
Basic Weighted Avg of Shares at June 30, 2018				32,943,120

(Convertible Note of $183,275 dated 8/17/17 is convertible into 183,275,000 common shares par value)	8/17/2017			183,275,000
Convertible notes dated May 17th and May 30th 2018 totaling 46,508 convertible at .25 per share)	5/30/2018			186,032
Fully Diluted number of Shares at Dec 31, 2016				694,661
Fully Diluted number of Shares at June 30, 2017				694,661
Fully Diluted number of Shares at Dec 31, 2017				186,626,647
Fully Diluted number of Shares at June 30, 2018				216,404,152

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

Statement of Stockholders’ Equity, page F-6

14.       Please expand your disclosure to explain the nature of the line item “Preferred Stock Reverse Split” which appears to have had the effect of eliminating your previously outstanding preferred stock. Please also tell us the basis for your accounting for this item.

Company Response 14:

The Company respectfully informs the Staff that the financial statements and footnotes have been revised in Amendment No. 1 to explain the nature of the “Preferred Stock Reverse Split” line item in the Statement of Stockholders’ Equity. The Company respectfully informs the Staff further that on December 6, 2016, in accordance with Sections 78.315, 78.320 and 78.2055(1) of the Nevada Revised Statutes and the provisions of the Certificates of Designation of the Company’s Series A Preferred Stock and Series B Preferred Stock, the Company’s board of directors and majority stockholders approved a 1-for-5,000,000 reverse split of all the Company’s issued and outstanding Series A Preferred Stock and Series B Preferred Stock, directing that no fractional shares be issued, which had the effect of reducing the Company’s issued and outstanding preferred stock to zero. This action was approved by the written consent of the holders of the majority of the outstanding shares of Series A Preferred Stock of the Company and the holders of the majority of the outstanding shares of Series B Preferred Stock of the Company, which represented approximately 98% of the Company’s total voting power as of December 6, 2016.

The intent of the majority stockholders and board of directors in approving the reverse stock split was to eliminate the Company’s outstanding shares of preferred stock. As of December 6, 2016, there were 4,749,720 shares of Series A Preferred Stock issued and outstanding, held by 22 stockholders, and 2,000,000 shares of Series B Preferred Stock issued and outstanding, held by 2 stockholders in equal amounts of 1,000,000 shares each. The reverse stock split was approved by the holders of 56.85% of the issued and outstanding Series A Preferred Stock and the holders of 100.00% of the issued and outstanding Series B Preferred Stock. In approving the 1-for-5,000,000 reverse stock split, the resolutions of the majority stockholders and board of directors directed that no fractional shares were to be issued in connection with the split. The reverse stock split reduced each preferred stockholder’s interest to less than one share, which had the effect of eliminating the outstanding preferred stock because no fractional shares were issued. The net effect of the 1-for-5,000,000 reverse stock split was that no shares of Series A Preferred Stock and no shares of Series B Preferred Stock were issued and outstanding after the processing of the reverse split by the Company’s transfer agent.

15.       We note on September 15, 2017, you effected a 1-for-110 reverse stock split of your issued and outstanding common stock. Please modify your historical financial statements to present this reverse split retroactively in all financial statement periods presented. Refer to SAB Topic 4C.

Company Response 15:

The Company respectfully informs the Staff that the financial statements have been modified accordingly in Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2018

Index to Exhibits, page 40

16.       Please file the lease for your principal executive office described on page 23. Refer to Item 601(b)(10) of Regulation S-K.

Company Response 16:

The Company respectfully informs the Staff that the Company’s office lease agreement is included as an exhibit in Amendment No. 1.

17.       Please file your convertible note and convertible debenture as an exhibit. Refer to Item 601(b)(10).

Company Response 17:

The Company respectfully informs the Staff that the Convertible Note and Convertible Debenture are included as exhibits in Amendment No. 1.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 2, 2018. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder